W. Scott Lawler
Attorney at Law

4960 S. Gilbert Rd., Suite 1-111
Chandler, AZ 85249
Telephone: 602-466-3666

W. Scott Lawler, Esq.
Admitted in Arizona and California

February 16, 2012

Ms. Anne Nguyen Parker – Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:       Braden Valley Mines, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed December 5, 2011
File No. 333-158062

Dear Ms. Parker:

The Company is in receipt of your comment letter dated December 27, 2011 regarding the Company’s filings referenced above.

Below are the comments from your comment letter each followed by the Company’s responses thereto.

Amendment No. 4 to Registration Statement on Form S-1

General

Comment #1

Please disclose whether your officer and directors or any others participating in the preparation of the registration statement have personally visited the New Dawn Property, and if so, disclose when such visit(s) took place. If there have been no such visits, provide appropriate risk factors disclosure in that regard.

Response to Comment #1

No such visits have taken place. The Company has relied on the findings the geological report prepared for the Company concerning this property. The Company believes that this is standard procedure in the mining industry.

Comment #2

Explain to us in necessary detail each of the following items:
a.	who prepared the registration statement;
b.	what basis the preparer had or source(s) upon which he or she relied in drafting the prospectus;
c.	who formulated the initial exploration program described at pages 21-22;
d.	how your officer and directors met counsel Mr. W. Scott Lawler; and
e.	why your officer and directors selected the New Dawn Property.
We may have additional comments based on your responses.

Response to Comment #2

a.	I prepared the registration statement under the supervision of Ron Erickson;
b.	I used corporate documents, mining reports, lease agreements and the input from management to prepare the registration statement.
c.	The initial exploration program was formulated by R. T. Heard, P. Eng. in 2008.
d.	A prior officer of the Company, Mr. Leigh Lyons, was introduced to me by an associate of his, who is not affiliated with this Company.
e.	I presume that the property presented a "target of opportunity".

Comment #3

As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations have resulted in the change of the business initially described in the prospectus as filed with the Commission by the start-up company. If true, and with a view toward disclosure, confirm to us that your officer and directors did not found the company at least in part due to their plan to solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that they have no such present intention, if true.

Response to Comment #3

The Company’s officer and directors do not plan to solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. I also confirm that they have no such present intent.

Comment #4

If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals;

a.	Messrs. Erickson, Vasquez and Guiterrez;
b.	Named legal counsel; and
c.	Any others who participated in the preparation of the prospectus disclosure.

Response to Comment #4

None of the individuals listed in comment 4 have experiences described in the same comment.

Comment #5

If anyone identified in the immediately preceding comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the particulars to us in necessary detail. We may have additional comments.

Response to Comment #5

a.	through e. None of the individuals mentioned in comment 4 have any of the experience in the past ten years related to the descriptions listed in Comment 5 a through d

Comment #6

We note your references on the cover page of the Prospectus and elsewhere in the document to “the selling shareholder” (singular). However, it appears from your disclosure on page 26 and elsewhere in the filing that there are two selling shareholders. Please revise to ensure that your disclosure is consistent throughout the filing.

Response to Comment #6

This comment has been addressed and resolved.

Comment #7

The legality opinion that you filed as Exhibit 5.1 to your Form S-1 on March 17, 2009 refers to shares “to be offered to the public by a shareholder of the Company.” Please obtain and file a revised legality opinion reflecting that there is more than one selling shareholder.

Response to Comment #7

An updated Legal Opinion has been rendered and will be refilled with Amendment 5.

Comment #8

We note your statement on page 6 that “Mr. G. Leigh Lyons is our sole officer and director… .” However, on page 5 you state that “Ronald Erickson is our only Executive officer. Mr. Erickson, along with Messrs. B. Alejandro Vasquez and Hilario Vanegas Guiterrez are the only members of our Board of Directors… .” Please revise to ensure that your disclosure is consistent throughout the filing.

Response to Comment #8

This comment has been addressed and resolved.

Comment #9

In Note 7 to the financial statements for December 31, 2010, you disclose that pursuant to the August 11, 2008 mining lease agreement with Altair Minerals, Inc., you were required to pay $25,000 on May 15, 2011 and on each subsequent anniversary of the effective date. In Note 7 to the financial statements, you disclose that on May 12, 2011, Altair accepted a payment of $2,500 (instead of the originally agreed $25,000, which was due May 15, 2011) and agreed to amend the lease and extend the lease to November 15, 2011. Please disclose this information in the prospectus summary and disclose if you have made the August 11, 2011 required payment. Please also file the amended lease and disclose the material terms of the amended lease. Please clarify what is meant by the statement that Altair agreed to “extend the lease to November 15, 2011.” Clarify if the term of the lease ended as of November 15, 2011.

Response to Comment #9

The Company has signed letters from Altair Minerals agreeing to the various extensions of the lease; so long as Altair agrees to accept the reduced lease payments, and so long as such payments are made on time, the lease remains in force

Comment #10

We note your statement that offering costs are estimated at $25,000 and that the company will pay these costs. Given that the company had zero cash at September 30, 2011, please explain how the company will pay for these costs.

Response to Comment #10

The Company expects to pay associated fees from loans given by the officer and directors.

Property Description and Location, page 14

Comment #11

Please insert a small-scale map showing the location and access to each material property pursuant to Instruction 3(b) to Item 102 of Regulation S-K. We believe the guidance in Instruction 3(b) to Item 102 of Regulation S-K would generally require maps and drawings to be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response to Comment #11

The map required by 3(b) to Item 102 of Regulation S-K will be refiled with Amendment 5.

Comment #12

Please update the due dates associated with your claim maintenance fees.

Response to Comment #12

This comment has been revised to reflect the current due dates.

Geological Setting, page 16

Comment #13

Please revise this section of your disclosure in order to disclose a brief, non-technical description of the rock formations and mineralization on your property pursuant to paragraph (b)(5) of Industry Guide 7.

Response to Comment #13

Industry Guide 7, paragraph (b)(5), requires a description of rock formations and mineralization on the property plus the identity of metallic or other constituents insofar as known. The registration statement, Amendment No.4, includes a description of the property’s rock formation under “Local and Property Geology.” We have added in Amendment No. 5 to the registration statement, in the 4th paragraph under “General Overview” a statement that no mineralization or metallic constituents are known to have been reported on the property. This statement has also been added under “mineralization and Alteration”.

Exploration, page 20

Comment #14

Please reconcile your statement indicating your company has not carried out any exploration work on the New Dawn property to your statement that several rock specimens from altered outcrop were collected.

Response to Comment #14

The specimens were collected by the author of the technical report during his site visit to provide some reference material, and for further study should this become necessary. This covered in his report

Comment #15

We note your reference to a Section 8 in your disclosure, yet we are unable to locate Section 8. Please advise.

Response to Comment #15

The reference mentioned in this comment has been deleted.

Sampling Method, Sample Preparation and Data Verification, page 20

Comment # 16

Please tell us your basis for your assumption that the majority of previous work was diligently carried out by professional persons in the employ of large and reputable consulting firms and exploration companies. Based on your response, you may need to remove this disclosure from your filing.

Response to Comment #16

This assumption is based on the documents and authors cited in the “reference” section of the technical report.

Directors, Executive Officers and Significant Employees, page 24

Comment #17

Please expand to disclose the business of the companies for which your officer and directors worked, such as Frontiers Inc. and Agencia de Seguridad omega 270-7981.

Response to Comment #17

The revisions requested by this comment have been made to the Registration Statement.

Security Ownership of Management and Certain Security Holders, page 25

Comment #18
Please revise the following statement to clarify whether you have two or three shareholders: “As of the date of this prospectus, we only that three (2) shareholders.”

Response to Comment #18

The typographical error has been changed to state that there are two (2) shareholders.

Financial Statements, Note 9, page F-9

Comment #19

It appears the advanced minimum royalty scheduled for payment in regards to your exploration and mining lease agreement is different than the advanced minimum royalty listed in Exhibit 10.1 filed with the Commission on June 20, 2009. Please advise.

Response to Comment #19

Altair has agreed to accept a reduced amount of advance royalty payment on a temporary basis.

Sincerely,

/s/ W. SCOTT LAWLER
W. Scott Lawler, Esq.